UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CONFIDENTIAL

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69353

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Jett Capital Advisors LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
712 Fifth Ave., 11th Floor
(No. and Street)

New York City   **NY**   **10019**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
J. Clarke Gray   **917-238-1263**   clarke@taylorgrayllc.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

4920 W Cypress Street, Suite 102   **Tampa**   **FL**   **33607**
(Address)   (City)   (State)   (Zip Code)

04/13/10   **5036**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jett Capital Advisors LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: J. Clarke Gray

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JETT CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
DECEMBER 31, 2025
CONFIDENTIAL TREATMENT REQUESTED

JETT CAPITAL ADVISORS, LLC
CONTENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Jett Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jett Capital Advisors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jett Capital Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jett Capital Advisors, LLC's management. Our responsibility is to express an opinion on Jett Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Jett Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Jett Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Jett Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Jett Capital Advisors, LLC's auditor since 2023.

Assurance Dimensions, LLC
Coral Springs, Florida
March 26, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

JETT CAPITAL ADVISORS, LLC

Statement of Financial Condition

As of December 31, 2025

ASSETS:

Cash	$ 9,458,473
Due from broker	16,167
TOTAL ASSETS	$ 9,474,640

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 3,097,147
Due to parent	131,097
TOTAL LIABILITIES	3,228,244
Commitments and Contingencies (Note 7)	
Member's Equity	6,246,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,474,640

2

The accompanying notes are an integral part of this financial statement.

These financial statements and supplemental information are deemed confidential Pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission.

JETT CAPITAL ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2025

REVENUE:

Advisory fees	$ 16,107,060
Interest	363
Total Revenue	16,107,423

EXPENSES:

Compensation and benefits	7,605,196
Professional fees	2,046,537
Travel and entertainment	356,600
Technology and communications	298,871
Occupancy and equipment	286,596
Regulatory expense	56,167
Other expenses	16,618
Total Expenses	10,666,585
Net income	$ 5,440,838

3

JETT CAPITAL ADVISORS, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at January 1, 2025	$ 805,558
Net income	5,440,838
Balance at December 31, 2025	$ 6,246,396

4

The accompanying notes are an integral part of this financial statement.

These financial statements and supplemental information are deemed confidential
Pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission.

JETT CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net income	$ 5,440,838

Adjustments to reconcile net income to net cash provided by operating activities:

Changes in operating assets and liabilities	
Accounts payable and accrued expenses	(665,126)
Due to parent	(18,737)
	(683,863)
Net cash provided by operating activities	4,756,975
Net increase in cash	4,756,975
Cash beginning of year	4,701,498
Cash end of year	$ 9,458,473

Supplemental cash flow information:

There was $0 paid for interest and $0 paid for taxes during the year.

The accompanying notes are an integral part of this financial statement.

These financial statements and supplemental information are deemed confidential Pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission.

Note 1 - <u>**Organization and Nature of Business Activity**</u>

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission ('SEC') and is a member of the Financial Industry Regulatory Authority ('FINRA'). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirement s are not required.

Note 2 - <u>**Summary of Significant Accounting Policies**</u>

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Assets and Liabilities</u>

The Company's financial instruments consist of cash, due from broker, accounts payable and accrued expenses and due to parent. The fair value of cash is based upon the bank balance at December 31, 2025. The fair value of due from broker, accounts payable and accrued expenses and due to parent is estimated by management to approximate their carrying value at December 31, 2025.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Revenue Recognition</u>

A five-step model is followed to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the LLC satisfies a performance obligation. In determining the transaction price, the LLC may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. Those fees are recognized when the related performance obligations are satisfied. Fees that are earned over time or based on some contingency are recognized over the period or when the contingency is eliminated.

The Company's services that fall within the scope of ASC Topic 606 are presented within the Revenue section of the Statement of Operations and are recognized as revenue as the Company satisfies its obligation to the customer. Revenue is generated as the Company charges fees for providing advisory services to its clients.

As part of certain arrangements with the Company's customers, warrants were received and transferred to the Parent company. No revenue was recorded by the Company as the fair value of these instruments was zero due to the fact that there is no public market for these warrants, the common stock underlying the warrants are restricted, and the thin nature of the public market for these shares.

<u>Income Taxes</u>

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents (continued)

original maturities of less than 90 days which are not held for sale in the ordinary course of business. There were no cash equivalents at December 31, 2025.

Due from Brokers

The Company from time to time has cash at brokers. At December 31, 2025, this amounted to $16,167.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company exceeded the limit by $9,203,592.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified due from broker as in scope for consideration under ASC Topic 326. The Company did not record an allowance for credit losses at December 31, 2025.

Note 3 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 3   -   Net Capital Requirements (continued)

At December 31, 2025, the Company had net capital of $6,246,396, which was $6,031,179 in excess of its minimum net capital requirement of $215,216. The ratio of aggregate indebtedness to net capital is .5168 to 1.

Note 4   -   Income Taxes

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

U.S. GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax provisions are more likely than not of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2025.

The Company's 2022 to 2024 tax years remain subject to tax examinations by major tax jurisdictions.

Note 5   -   Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014, whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"); and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company.

Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH

9

Note 5 - **Related Party Transactions (continued)**

including the NYUBCT, as more fully described in Note 4. No expenses were paid by JCAH on behalf of the Company during the year ended December 31, 2025.

This agreement can be terminated by either party with six month's written notice.

JCAH entered into an office lease which commenced on June 1, 2018 for a period of six and one-half six years terminating November 30, 2023. Commencing December 8, 2023, JCAH entered into an amendment to extend the lease for a period of seven years and eight months expiring August 7, 2031. The Company uses that space and makes the payments

($269,042 in 2024 for rent and operating expenses) on behalf of JCAH as part of the agreement with JCAH. During 2025 rent expense totaled $238,092 and is reported as a component of occupancy and equipment in the accompanying statement of operations. At December 31, 2025, the Company owed JCAH $131,097 shown as due to parent on the statement of financial condition.

Note 6 - **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

Note 7 - **Commitments, Contingencies and Indemnifications**

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8   -   Revenue Concentration

The Company's top five clients individually represent 17%, 12%, 12%, 11% and 10% of the Company's Advisory fee revenue for 2025 and together aggregate approximately 62% of the Company's total Advisory fee revenue.   All of the Company's clients are headquartered primarily in the Pacific Basin and Canada, but since revenues are recorded as received generally in US dollars and usually paid at closing there is no material foreign exchange risk.

Note 9   -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through March 26, 2026 the date of issuance of these financial statements.

Subsequent to December 31, 2025, the Company entered into a settlement agreement that resulted in proceeds of $875,000, which were received in January 2026. As the settlement was executed after year end, no gain has been recognized in the 2025 financial statements.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

JETT CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Computation of Net Capital

Total member's equity qualified for net capital	$ 6,246,396
Deductions and/or charges – non-allowable assets	-
Net capital before haircuts on securities	6,246,396
Haircuts on securities	-
Net Capital	$ 6,246,396
Aggregate indebtedness	$ 3,228,244
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 215,216
Net capital in excess of minimum requirement	$ 6,031,179
Percentage of aggregate indebtedness to net capital	51.68%

There are no material differences from the Net Capital calculation shown above and the unaudited calculation filed with the Company's December 31, 2025 X17a-5 report, as submitted.

See Report of Independent Registered Public Accounting Firm

JETT CAPITAL ADVISORS, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESION OF CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2025

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because the Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q &A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm.



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of Jett Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Jett Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jett Capital Advisors, LLC's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-700073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jett Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 26, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

JETT CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2025

Jett Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

JETT CAPITAL ADVISORS, LLC

I, J. Clarke Gray, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: J. Clarke Gray

Title: Chief Financial Officer

March 26, 2026